Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty ANNOUNCES VOTING RESULTS

Vancouver, British Columbia – February 10, 2022 – Gold Royalty Corp. (“GRC” or the “Company”) (NYSE American: GROY) is pleased to announce that at its annual general meeting held on February 9, 2022 (the “Meeting”), all nominees listed in its management information circular dated December 14, 2021 were elected as directors of the Company.

A quorum of 39.722% of the votes attached to the outstanding shares of the Company was present in person or by proxy at the Meeting.

Each of the following six nominees proposed by management was elected as a director on a vote by ballot. The results of such vote were as follows:

Director	Total Votes For	Total Votes Withheld	% of Votes For
David Garofalo	41,130,249	1,834,737	95.73%
Warren Gilman	39,506,797	3,458,189	91.95%
Amir Adnani	37,556,989	5,407,997	87.41%
Ken Robertson	42,451,141	513,845	98.80%
Alan Hair	41,032,657	1,932,329	95.50%
Glenn Mullan	36,332,140	6,632,846	84.56%

In addition, at the Meeting, shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

Additional Information

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com